EXHIBIT 11

COASTCAST CORPORATION

COMPUTATION OF PER SHARE EARNINGS

(UNAUDITED)

	Three Months Ended March 31,
	2003	2002
Common stock outstanding at beginning of period	7,635,042	7,635,042
Exercise of options	—	—
Common stock outstanding at end of period	7,635,042	7,635,042

Weighted average shares outstanding, for computation of basic earnings per share	7,635,042	7,635,042

Dilutive effect of stock options after application of treasury stock method	—	1,750

Total diluted weighted average shares outstanding, for computation of diluted earnings per share	7,635,042	7,636,792

Net (loss) income	$(2,736,000)	$723,000

Net (loss) income per common share – basic	$(.36)	$.09

Net (loss) income per share common share – Diluted	$(.36)	$.09